FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolutions adopted at the Ordinary Shareholders meeting and at the subsequent Board of Directors meeting, held on March 23, 2017, with regards to the renewal of the Board of Directors, and several appointments made at the Board of Directors. The same information contained in this letter shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on March 25, 2017.

Santiago, March 23, 2017.

Mr.

Eric Parrado Herrera

Superintendent of Banks and Financial Institutions

Present

Subject: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045, article 44 of the General Banks’ Law and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as essential information that in the Ordinary Shareholders’ Meeting, held on March 23, 2017, the Board of Directors was completely renewed, due to the end of the legal and statutory three years term established for the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a new three years term:

Directors:	Andrés Ergas Heymann
Alfredo Cutiel Ergas Segal (Independent)
Jaime Estévez Valencia (Independent)
Jane Fraser
Pablo Granifo Lavín
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Juan Enrique Pino Visinteiner

First Alternate Director:	Rodrigo Manubens Moltedo
Second Alternate Director:	Thomas Fürst Freiwirth	(Independent)

Moreover, at the ordinary Board of Directors meeting No BCH 2.856 held on March 23, 2017, it was agreed to make the following appointments and designations:

President:	Pablo Granifo Lavín
Vice-President:	Andrónico Luksic Craig
Vice-President:	Jane Fraser

Advisers to the Board:	Hernán Büchi Buc

Sincerely,

Eduardo Ebensperger Orrego

Executive Chief Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2017.

Banco de Chile

/s/ Eduardo Ebensperger
By:	Eduardo Ebensperger
CEO